Exhibit I
CRUDE CARRIERS SECURES OPTION TO ACQUIRE AN ADDITIONAL VLCC NEWBUILDING
ATHENS, Greece, May 04, 2010 — Crude Carriers Corp. (NYSE: CRU), a tanker company focusing on the maritime transportation of crude oil cargoes, announced today that it secured a one year option at no cost to the Company to acquire a newbuilding Very Large Crude Carrier (VLCC) vessel, on the terms set out below.
With the consent of Crude Carriers Corp.’s Board of Directors, Capital Maritime & Trading Corp., a related party, recently concluded an agreement to acquire a resale contract for the M/T Atlantas, a 320,000 dwt 2010 newbuilding VLCC being built at the Daewoo Shipyard in South Korea. The acquisition price for the vessel was $108 million, excluding delivery costs, and delivery is expected on or about May 20, 2010.
In connection with the acquisition, Crude Carriers Corp. secured a 12-month option, commencing on the date of the vessel’s delivery, to purchase the vessel at the same acquisition price of $108 million plus delivery costs. The option is exercisable at the sole discretion of the Company’s Board of Directors.
Mr. Evangelos Marinakis, the Company’s Chairman and Chief Executive Officer commented: “Within the short period of time since our IPO in March 2010 we have been able to expand our fleet to a total of five vessels, comprised of two VLCCs and three Suezmaxes with an average weighted age of approximately 1 year and total carrying capacity of approximately 1,050,000 dwt.
We are now very pleased to have secured this no-cost no-risk option to acquire a third newbuilding VLCC paving the way to further expand our fleet. This 12-month option at no cost to the Company also underscores Capital Maritime’s commitment to our growth strategy of acquiring modern high specification vessels at an attractive point in the cycle. We are committed to building Crude Carriers into an industry leader taking advantage of the favorable long term fundamentals of the crude oil tanker market.”
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.

Forward Looking Statements
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the delivery date and cost of vessels to Crude Carriers Corp., and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii) conditions affecting the crude spot market and the crude market generally; (iii) the ability of Crude Carriers Corp. to complete its acquisition of the remaining vessel from its initial fleet of vessels; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.
For further information please contact:

Company contacts:	Investor Relations / Media:

Ioannis Lazaridis, President	Nicolas Bornozis, President
Tel. +30 (210) 4584 950	Matthew Abenante
i.lazaridis@crudecarrierscorp.com	Capital Link, Inc.
230 Park Avenue — Suite 1536
Jerry Kalogiratos, CFO	New York, NY 10160, USA
Tel. +30 (210) 4584 950	Tel: (212) 616-7566
j.kalogiratos@crudecarrierscorp.com	Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.crudecarrierscorp.com
www.capitallink.com